                                                                       Exhibit B

                             Tennenbaum & Co., LLC
                           1999 Avenue of the Stars
                        Los Angeles, California  90067

                                    ______

                                (310) 201-7882
                           Facsimile (310) 201-2752

                                August 9, 1996



Board of Directors
Mission West Properties
6815 Flanders Drive
Suite 250
San Diego, California 92121-3914

     Re:  Proposed Sale of Assets to DMB/SVP California Investments

Gentlemen:

     This letter is our formal demand that the Company exercise its rights not to proceed with the proposed sale of the Company's real estate assets to DMB/SVP California Investments. The obligations of the Company are subject to the receipt of stockholder approval for this transaction on or before August 14, 1996 or such later date as may be approved by the parties. Stockholder approval will not and cannot be obtained by August 14, as notice of the meeting has not even been mailed. Under the present circumstances agreement to an extension of this deadline would be manifestly improper. Further, the Agreement with DMB/SVP contains no obligation on the part of the Company to proceed with a meeting at any time. To do so would be a dereliction of the duties of directors unless the board were satisfied that this transaction is the best available alternative for the stockholders -- a determination which could not be made under present
                                                ---
circumstances.

     Decisions of the Delaware Supreme Court clearly establish that a board of directors approving a sale of substantially all of the assets of a corporation, in addition to the normal prerequisites of the business judgement rule: due care, lack of conflicting interests, good faith and loyalty, must be prepared to bear the burden of demonstrating

          . that the directors have obtained and considered all material information reasonably available to them and

Board of Directors
Mission West Properties
August 9, 1996
Page 2

          . that they have acted reasonably in determining that the transaction affords the highest value to stockholders reasonably attainable.

     We are aware that the Company is a California, not a Delaware, corporation. Not only is it likely that the California courts will follow the Delaware rule, however, but we cannot imagine that the directors of the Company would assert that they are bound to follow any but the highest standards of corporate
                                          -------
conduct.

     Whatever may have been the directors' belief when the DMB/SVP Agreement was entered into, it is clear that a decision to proceed at this time could not possibly satisfy the applicable legal standards. Tennenbaum & Co., has instructed its counsel to take all appropriate actions to enforce its rights, and those of the other public stockholders, against any director who does not fulfill his legal responsibilities.

     As a holder of over 10% of the Company's stock, Tennenbaum & Co. has no interest in this matter other than maximization of the value of the shareholders' interests. It is clear to us that this cannot be accomplished by the proposed transaction and that the procedures followed by the Company could not stand the test of legal scrutiny. The following are only some of the glaring defects in the proposal, as reflected in the Company's preliminary proxy statement:

     Director Conflicts.  It is obvious that a majority of the board of
     ------------------
directors has seriously conflicting interests and fiduciary obligations in this matter. Three of the directors (Messrs. Early, Foletta and Tartre) are also officers and/or directors of the Company's 49% stockholder, Triton Group, and owe a fiduciary duty to that corporation. Triton Group has only recently emerged from bankruptcy and is committed to the liquidation of its assets. Its interests are plainly not the same as the public stockholders of the Company; and the Triton directors have acknowledged as much in stating that they are leaving the decision as to whether to proceed with the DMB/SVP Agreement in the hands of the other directors of the Company. A fourth director (Mr. Kasun) is married to an employee of an affiliate of the purchaser, and the preliminary proxy statement acknowledges the resulting conflict of interest on Mr. Kasun's part. That leaves only two directors who appear to be independent in the matter; and one of them is opposed to the transaction!
        ---------------------------------------------

     Absence of Qualified Expert Advice.  Notwithstanding the pervasive
     ----------------------------------
conflicts of interest on the part of the Company's directors, the Company did not obtain the assistance of a qualified real estate expert in connection with this transaction, and the opinion obtained from Slusser Associates (whose qualifications are not disclosed in the preliminary proxy statement, but which we believe is not a real estate firm) is fatally flawed. The Slusser opinion states that that firm performed no appraisal of the Company's assets. While this may be acceptable in a typical investment banking opinion on a transaction in which real estate comprises only a fraction of the

Board of Directors
Mission West Properties
August 9, 1996
Page 3

assets involved, it is completely unacceptable in the case of a company whose only assets are real estate. Further, the opinion is expressly premised on the
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understanding that "substantially all of the proceeds ... will be distributed to the Shareholders of Mission West", an understanding that is directly contradictory to the disclosure in the preliminary proxy statement that the Company only intends to "consider" making a distribution to stockholders. Finally, the preliminary proxy statement discloses that the fee to Slusser is partly contingent upon the closing of the DMB/SVP transaction; clearly Slusser
                                                               ---------------
has a financial interest in completion of the transaction.
- ----------------------------------------------------------

     Failure to Consider all Qualifed Proposals.  Information which has come to
     ------------------------------------------
our attention leads us to believe that the Company refused to discuss a potential transaction with at least two well-qualified potential buyers who had an interest in doing so. Please see the enclosed letter from FGH Investments as one example.

     The Sale Price is Unfair.  The form of the transaction, i.e., a bulk sale,
     ------------------------
unfairly discounts the value that could be realized if the properties are sold one-by-one. In addition, the timing of the transaction for non-Triton shareholders is poor. Leasing activity and rental rates are improving in the Company's markets and several institutional real estate buyers are bidding up valuations. The Company is clearly selling in front of recovering markets, before it has had a chance to fully lease its buildings and capture additional value.

     Absence of Independent Counsel.  It seems evident from the preliminary
     ------------------------------
proxy statement that the independent directors of the Company did not have the benefit of independent counsel.

     As we have advised the directors, based upon our extensive real estate experience and specific knowledge of the Company's properties, we strongly believe that substantially higher values for shareholders can be achieved if the Company disposes of its assets in individual transactions through an orderly process over time, while aggressively managing them to be certain that their value is maximized. The proposed wholesale liquidation will result in a significant discount to intrinsic value.

     We wish to be constructive in proposing a method to resolve our differences without the necessity of legal action; and to that end, we would propose the following to you: Tennenbaurm & Co. is willing to participate with the Company in submitting to a mutually acceptable, independent, qualified, firm with genuine real estate expertise all relevant information concerning the proposed transaction and the value of the Company's properties. If such firm determines that the proposed transaction is consistent with the objective of maximizing stockholder value, we will accept that conclusion. If, however, the firm determines that stockholder value would better be maximized by not proceeding with this transaction, we would expect the Company to promptly exercise its legal rights not to proceed with the DMB/SVP transaction.

Board of Directors
Mission West Properties
August 9, 1996
Page 4

     We look forward to your response at the earliest practicable time.

                             Sincerely yours,


                             TENNENBAUM & CO., LLC

                             By:  /s/ MICHAEL E. TENNENBAUM
                                 -----------------------------------------
                                      Michael E. Tennenbaum
                                      Managing Member

MET/gsf
Encl.

[LETTERHEAD OF FGH INVESTMENTS]



August 6, 1996


Mr. Michael Tennenbaum
Tennenbaum & Co., LLC
1999 Avenue of the Stars
Los Angeles, Ca.  90067


Dear Mr. Tennenbaum,

As we discussed, set forth below is a brief summary of our involvement with Mission West Properties Inc.

In December 1995, I was introduced to Gregory Kasun by telephone from the offices of Rogers & Wells. In that conversation I expressed an interest in the acquisition of the assets of or a merger with Mission West Properties. Mr. Kasun forwarded public materials to me but did not return numerous follow up calls.

Later in December I spoke to Peter Slusser of Slusser Associates with the same result and concluded that the company must not be interested in a sale.

On June 25, 1996, I made an offer to purchase the shares of Mission West Properties held by Triton Group Ltd., which offer was declined.

I was shocked to later learn that the company's assets were being sold at what appears to be a favorable price to a purchaser who hired Kasun's wife as its Chief Financial Officer. Based on the above and subsequent conversations with Byron Webb and Peter Slusser I can only draw the conclusion that little if any effort was made to maximize the value to the shareholders.

I own 10,100 shares of Mission West stock and continue to be interested in the purchase of the assets or potentially the company. I have received the confidentiality agreement and am evaluating my alternatives.

Sincerely,

/s/ W. Monsees Stubbs, Jr.

W. Monsees Stubbs, Jr.

WMS/kss